SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission file number: 001-35223

BioLineRx Ltd.
(Translation of registrant’s name into English)

2 HaMa’ayan Street
Modi’in 7177871, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

On November 12, 2024, BioLineRx Ltd. (the “Company”) received a letter from Nasdaq advising that the Company had been granted a 180-day extension to May 12, 2025, to regain compliance with Nasdaq's minimum $1.00 bid price requirement.

As previously reported, on May 13, 2024, the Company announced that it received a letter from the Nasdaq indicating that, based upon the closing bid price of the Company’s American Depositary Shares (“ADS”) for the prior 30 consecutive business days, the Company was not in compliance with the minimum $1.00 bid price requirement and the Company was given 180 days, or until November 11, 2024, to regain compliance.

If at any time before May 12, 2025, the bid price of the Company’s ADSs closes at or above $1.00 per share for a minimum of 10 consecutive trading days, the Company will regain compliance with the Nasdaq Listing Rules, and the matter will be closed.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Dated: November 12, 2024